File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2003

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F   ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____

No      X

If ‘Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:      August 14, 2003

      By: s/ Troy Bullock
                                                                                             Troy Bullock

      CFO

LIST OF EXHIBITS

Exhibit 1   Press Release - Second Quarter and First Half Results Reflect First Sales of Norsat OmniLink(tm) Family of Portable Terminals, Steady Microwave Revenues

Exhibit 2  Press Release - Norsat Receives NASDAQ Delisting Notice; Requests a Hearing and Continues Trading Pending Decision

NEWS RELEASE

For Release: August 15, 2003, 1:30 pm PDT

Second quarter and first half results reflect

first sales of Norsat OmniLink(tm) family of portable

terminals, steady microwave revenues

Burnaby, British Columbia, Canada (August 15, 2003, 1:30 pm PDT) - Norsat International Inc. (NASDAQ - NSAT; TSX - NII) today announced its financial results for the second quarter ended June 30, 2003, which reflect the first sales of the Norsat OmniLinkTM portable satellite terminals and stable revenues from the traditional Microwave business.

Financial Results

Revenues in the second quarter of 2003 were $2,512,099, down 20% from the $3,126,183 earned in the second quarter of 2002.  Year-to-date revenues were $5,879,209 versus $6,131,771 for the first six months of 2002, a decrease of 4%. Revenues reflect the initial sales of the three Norsat NewsLinks(tm), to two major broadcasters, but also the negative impact of increased competition in the commercial microwave market.  In addition, the 2002 comparative figures included significant sales in the Open Networks business, which were not repeated this year.

Gross margins declined in the second quarter as a result of a focused and continuing effort to decrease our inventory of microwave components.  Earlier this year the Company began working with manufacturers to significantly reduce the cost of its microwave products.  The Company believes it has been quite successful in these efforts and anticipates unveiling reengineered product, which will generate stronger margins, in the second half of the year. In addition, the Company did not earn any margin on the initial Norsat NewsLink(tm) sales, as it considered these initial sales as strategic investments and as the cost of entering the market.  In addition the 2002 comparative figures included significant high margin sales in the Open Networks business.  As a result, the gross margin in the second quarter of 2003 was 20% of revenue, compared to 42% in the same period last year.  On a year-to-date basis, the contribution margin was $1,255,498 (21% of revenue) versus $2,686,567 (44% of revenue) for the first six months of 2002.

Norsat Board Chairman Gaetano Manti said that the Company was disappointed in the financial results and in the longer-than-anticipated sales decision cycle for Norsat OmniLink(tm) products.  But he said that the company was able to overcome some significant hurdles nonetheless in the second quarter.  "We were able to reduce our Microwave inventory, and began working with our manufacturers to find ways to reduce the future costs for these products.  We also recognized our first three sales of Norsat NewsLink(tm) portable terminals and are very excited about the feedback and interest we are receiving."  In the Norsat OmniLink(tm) business segment, he said, the Company gained a significant amount of knowledge and experience.  "Our customers helped us in the development of the second commercial release of the Norsat NewsLink(tm)".

During the second quarter of 2003, the Company continued to invest in marketing and sales capabilities required to address both the Norsat OmniLink(tm) and Microwave markets.  The Company has invested a significant amount of time providing demonstrations to customers in both the broadcast and military markets and participated in the National Association of Broadcasters (NAB) exhibition and conference in Las Vegas, Nevada.  NAB is well regarded as the largest tradeshow for broadcasters in the world. As a result, selling, general, and administrative (SG&A) expenses were $1,676,787 in the second quarter, 29% higher than the $1,297,676 in the same period last year.  On a year-to-date basis, the SG&A expenses increased 22% to $3,395,429 from $2,772,532 in the first six months of 2002.

Product development activities are solely focused on Norsat OmniLink(tm) portable satellite terminals, including the commercial release of the Norsat NewsLink(tm) Model.  Product development expenditures totaled $1,045,577, a slight increase from $985,895 in the same period last year.  On a year-to-date basis, product development expenses decreased 9% to $2,296,463 from $2,528,702 in the first six months of 2002.  Technology Partnerships Canada (TPC) contributions were $135,909, compared to $492,800 in the same period last year.  Year-to-date contributions decreased $530,752 to $667,465 from $1,198,217 in the first six months of 2002.

The net effect of the above factors was a loss before amortization, restructuring and other expenses of $2,086,444 in the second quarter of 2003, compared to a loss of $491,836 in the same period of 2002.  On a year-to-date basis, the loss increased to $3,768,929 from $1,416,450 in the first six months of 2002.

In the second quarter of 2003, amortization and restructuring costs declined 25% and totaled $379,205 compared to $503,376 in the same period in 2002.  On a year-to-date basis, the costs decreased 27% to $1,129,177 from $1,552,519 in the first six months of 2002.

The net loss for the quarter was $2,684,797 or $0.07 per share compared to $1,333,878 or $0.04 per share in 2002.  The year-to-date loss was $5,390,455 or $0.16 per share compared to $3,420,202 or $0.10 per share in the first six months of 2002.

Second quarter highlights

  Completed a private placement for cash proceeds of US $1.9 million.

  The Company participated in the National Association of Broadcasters (NAB) exhibition and conference in Las Vegas, Nevada.  NAB is well regarded as the largest tradeshow for broadcasters in the world.

  Delivered three Norsat NewsLink(tm) terminals - the ultra-portable SNG terminal (Model 3200) to CBS News and to a second major US news network, which requested confidentiality.

  Received a $1.3 million contract to deliver key components for use in military shipboard satellite terminals.  The customer also has the option to purchase an additional $800,000 of the same components within the next 19 months.

  Norsat NewsLink(tm) and Norsat SecureLink(tm) demonstrations were given to numerous potential customers' worldwide.  The Company has received very positive feedback from these demonstrations and has generated significant interest in the product.

  Signed a master reseller agreement with Satellite Engineering Group Inc., receiving a commitment to purchase US$750,000 during 2003.

  In July, a major U.S. defense contractor purchased the Norsat SecureLink(tm) portable satellite terminal to provide secure communications for military applications.

Liquidity and Capital Resources

The Company's cash and short-term investments balance at June 30, 2003 was $2,656,930, compared to $2,979,776 at December 31, 2002.

The Company had total working capital of $5,045,160 at June 30, 2003, compared to $6,903,355 at December 31, 2002.

This change in the Company's working capital position was a result of the cash net received for the equity financing for proceeds of $2,912,170, which was offset by a cash loss from operations of $3,236,020.  Cash from working capital of $1,512,736 was generated through inventory and receivable reductions, partially offset by cash used to reduce accounts payable and fund previously accrued restructuring costs.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2002 Annual Report.  A discussion of the critical accounting policies and the related estimates, are included in Management's Discussion and Analysis in the 2002 Annual Report.  There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2002, other than those discussed in note 2 of the following unaudited financial statements for the period ended June 30, 2003.

Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.  Accordingly, the future results could be materially adversely affected by changes in these or other factors.

The Company's sales and corresponding receivables are substantially in U.S. dollars.  However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian and other local currencies.  Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures.  The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the U.S. dollar.  At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2003	2002
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	$2,406,930	$2,907,811
Short-term investments	250,000	71,965
Accounts receivable	2,140,404	4,314,419
Inventories	4,059,583	5,488,813
Prepaid expenses and other	434,055	419,927
Current assets from discontinued operations	227,884	504,364

	9,518,856	13,707,299

Property and equipment	2,119,961	2,696,490
Goodwill	440,095	440,095
Other assets	70,979	182,017

	$12,149,891	$17,025,901

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,788,834	$1,989,818
Accrued liabilities	1,638,320	3,211,479
Current liabilities from discontinued operations	1,023,467	1,268,805
Deferred revenue	23,075	333,842

	4,473,696	6,803,944

Long-term debt	1,183,965	1,251,442

Shareholders' equity:
Share capital (note 3)	37,627,537	34,715,367
Contributed surplus	1,188,742	1,188,742
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(34,233,176)	(28,842,721)

	6,492,230	8,970,515

	$12,149,891	$17,025,901

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Sales	$2,512,099	$3,126,183	$5,879,209	$6,131,771

Cost of sales	2,012,088	1,827,248	4,623,711	3,445,204

	500,011	1,298,935	1,255,498	2,686,567

Expenses
Selling, general and administrative	1,676,787	1,297,676	3,395,429	2,772,532
Product development	1,045,577	985,895	2,296,463	2,528,702
Technology Partnerships
Canada funding	(135,909)	(492,800)	(667,465)	(1,198,217)

	2,586,455	1,790,771	5,024,427	4,103,017

Loss before amortization,
restructuring and other
expenses	(2,086,444)	(491,836)	(3,768,929)	(1,416,450)

Amortization	329,205	503,376	709,177	1,022,980
Restructuring charge	50,000	-	420,000	529,539

	379,205	503,376	1,129,177	1,552,519

Loss before other expenses	(2,465,649)	(995,212)	(4,898,106)	(2,968,969)

Other expenses (note 4)	219,148	338,666	492,349	451,233

Net loss	(2,684,797)	(1,333,878)	(5,390,455)	(3,420,202)

Deficit, beginning of period	(31,548,379)	(24,658,784)	(28,842,721)	(22,572,460)

Deficit, end of period	$(34,233,176)	$(25,992,662)	$(34,233,176)	$(25,992,662)

Basic and fully diluted net loss
per common share	$(0.07)	$(0.04)	$(0.16)	$(0.10)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Cash provided by (used in):
Operations:
Net loss	$(2,684,797)	$(1,333,878)	$(5,390,455)	$(3,420,202)
Items not involving cash:
Amortization	329,205	503,376	709,177	1,022,980
Issuance of common shares for
services	-	61,845	-	259,845
Foreign exchange gain on
long-term debt	(102,415)	-	(200,002)	-
Interest expense	65,534	131,037	132,524	174,157
Changes in non-cash working
capital (note 6)	230,253	(461,879)	1,512,736	(591,589)

Cash used in continuing
operations	(2,162,220)	(1,099,499)	(3,236,020)	(2,554,809)

Changes in non-cash working
capital from discontinued
operations	82,711	477,971	62,447	363,472

Cash used in operations	(2,079,509)	(621,528)	(3,173,573)	(2,191,337)

Investments:
Net purchase of property and
equipment	(53,931)	-	(61,443)	(20,391)
Sale (purchase) of short-term
investment	71,965	-	(178,035)	-

	18,034	-	(239,478)	(20,391)

Financing:
Issue of common shares (note 3)	1,861,298	(26,800)	2,912,170	(26,800)
Issue of long-term debt	-	-	-	3,036,349
Issue of promissory note	-	-	-	478,462

	1,861,298	(26,800)	2,912,170	3,488,011

Increase (decrease) in cash and
cash equivalents	(200,177)	(648,328)	(500,881)	1,276,283

Cash and cash equivalents,
beginning of period	2,607,107	4,085,289	2,907,811	2,160,678

Cash and cash equivalents,
end of period	$2,406,930	$3,436,961	$2,406,930	$3,436,961

Supplemental cash flow disclosure (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1  Continuing operations:

These interim consolidated financial statements (the "financial statements") have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  The Company has reported losses and negative cash flows from operations for the three months ended June 30, 2003 and in prior periods.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations.  There can be no assurances that such financing, if required, will be available on a timely or cost effective basis.  The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2  Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2002 Annual Report.

(b)

Stock-based compensation:

The Company accounts for stock option grants to employees and directors using the intrinsic value method.  Accordingly, no compensation cost has been recognized for such grants beginning on or after January 1, 2002 as the exercise price is equal to the market price of the stock on the date of grant.

During the three months ended March 31, 2003, 175,900 options were granted to purchase the same number of common shares with an average exercise price of $1.44 per common share.  During the three months ended June 30, 2003, no options were granted.

If compensation cost for the Company's employee stock options issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company's pro forma net loss would have increased by $186,000 to $2,870,797 and by $388,000 to $5,390,455 for the three and six months ended June 30, 2003 respectively.  The Company's net loss per common share of $0.07 would increase to $0.08 and $0.16 would increase to $0.17 for the three months and six months ended June 30, 2003 respectively.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of two years, no dividends, average expected volatility of 90%, and risk-free interest rates of 3%.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

3 Share capital:

On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for cash proceeds of US$1,976,510 (CDN$2,912,170), net of share issue costs of US$23,490 (CDN$35,000), of which US$710,000 (CDN$1,050,870), was received during the first quarter.  Each unit consists of one common share of the Company and one share purchase warrant.  The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00.

4 Other expenses:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net interest - cash	$62,804	$57,532	$129,592	$137,776
Interest - non-cash	65,534	131,037	132,524	174,157
Foreign currency loss	90,810	150,097	230,233	139,300

	$219,148	$338,666	$492,349	$451,233

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

5 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and six months ended June 30, 2003 and 2002 respectively.   The comparative balance sheet amounts are as at December 31, 2002.

Three months ended June 30, 2003	Microwave	Norsat OmniLinkTM	Consolidated

Sales	$2,158,423	$353,676	$2,512,099
Gross profit	505,560	(5,549)	500,011

Three months ended June 30, 2002	Microwave	Norsat OmniLinkTM	Consolidated

Sales	$2,613,316	$512,867	$3,126,183
Gross profit	952,547	346,388	1,298,935

Six months ended June 30, 2003	Microwave	Norsat OmniLinkTM	Consolidated

Sales	$4,947,184	$932,025	$5,879,209
Gross profit	958,293	297,205	1,255,498
Total assets related to continuing operations	6,075,124	5,846,883	11,922,007
Property and equipment	353,778	1,766,183	2,119,961

Six months ended June 30, 2002	Microwave	Norsat OmniLinkTM	Consolidated

Sales	$5,297,868	$833,903	$6,131,771
Gross profit	2,152,150	534,417	2,686,567
Total assets related to continuing operations	9,531,006	6,959,227	16,490,233
Property and equipment	298,274	2,398,216	2,696,490

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

6 Supplemental cash flow disclosures:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Changes in non-cash operating working capital:
Accounts receivable	$(202,554)	$28,231	$2,174,015	$1,542,025
Inventories	723,969	(709,943)	1,429,230	(1,220,180)
Prepaid expenses and other	192,281	189,826	(14,128)	106,605
Accounts payable and accrued liabilities	(477,949)	(170,320)	(1,774,143)	(1,014,986)
Deferred revenue	(9,595)	200,327	(310,767)	(5,053)
Deferred financing costs	4,101	-	8,529	-

	$230,253	$(461,879)	$1,512,736	$(591,589)

Supplementary information:
Interest paid	$-	$-	$119,200	$-

Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2003.

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink(tm) group of portable satellite terminals for application in remote or hostile environments.

- 30   -

For more information contact:

Troy Bullock, Chief Financial Officer Phone: 604-292-9032 Fax: 604-292-9100 investor@norsat.com	NORSAT INTERNATIONAL INC. 300-4401 Still Creek Drive Burnaby, BC Canada V5C 6G9 www.norsat.com

NEWS RELEASE

For Release: August 15, 2003, 1:30 pm PDT

Norsat receives NASDAQ delisting notice; requests a hearing and continues trading pending decision

Burnaby, British Columbia, Canada (August 15, 2003, 1:30pm PDT) - Norsat International Inc. (Nasdaq-NSAT; TSX-NII), today announced that it has received a Nasdaq Staff Determination indicating that the Company fails to comply with the $1.00 (US) minimum closing bid price continued listing requirement, as set forth in Nasdaq Marketplace rule 4310 (c)(4), that its common shares are, therefore, subject to delisting from the Nasdaq SmallCap Market.

Norsat will request a hearing before the Nasdaq Listing Qualifications Panel to review the Staff Determination.  Under Nasdaq rules, the Company's common shares will continue to be traded on the Nasdaq SmallCap Market and the scheduled delisting will be stayed, pending the Panel's final decision.

Although there can be no assurance that the Panel will grant the Company's request for continued listing, the Company is exploring all possible avenues to preserve the Nasdaq listing.

The Company's listing on the Toronto Stock Exchange is unaffected by the Nasdaq notice.

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink(tm) group of portable satellite terminals for application in remote or hostile environments.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

For more information contact:

Marsha D'Angelo or Susan de Stein DDSM Partners Corp. Communications Inc. Phone: 604 684-3376 Cell: 604 802-1451	Norsat International Inc. 300 - 4401 Still Creek Drive Burnaby, BC Canada V5C 6G9 www.norsat.com